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                              October 6, 2020

       Yishai Cohen
       Chairman, CEO and President
       Landa App LLC
       1 Pennsylvania Plaza, 36th Floor
       New York, NY 10119

                                                        Re: Landa App LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted September
2, 2020
                                                            CIK 0001815103

       Dear Mr. Cohen:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Draft Offering Statement on Form 1-A

       General

   1. We note your response to comment 1. Please clarify if you intend to provide information about the properties on
the Landa Mobile App that will not also be disclosed in the
                                                        offering circular prior
to qualification. For example, we note disclosure on page 60 directs potential
investors to review information that is available elsewhere, such as on the
                                                        Landa Mobile App, in
addition to the offering circular and any supplements thereto as well as your disclosure
regarding additional sales materials on page 61. To the extent there will be
information not disclosed in the offering circular, please identify such information and provide
us with your analysis as to why it is not material to investors.
   2. We note that you discuss the potential secondary trading of your securities through a
                                                        "Secondary Trading
Platform." Please revise to discuss the status of such platform in
 Yishai Cohen
FirstName
Landa AppLastNameYishai Cohen
            LLC
Comapany
October    NameLanda App LLC
        6, 2020
October
Page 2 6, 2020 Page 2
FirstName LastName
         more detail. For example, please clarify if you have identified a registered broker-dealer as referenced on the cover page of your offering circular.
Risk Factors
The COVID-19 pandemic has adversely affected and may further adversely affect our business, page 16

3. We note your response to comment 3. Please identify the properties that have been adversely affected. In addition, with respect to the two tenants who were granted waivers for late fees, please clarify if the waiver only applied to the late fees associated with a late payment and whether the tenants were able to eventually pay rent for the months affected.
Description of the Properties, page 43

4. It appears that you are projecting an initial dividend amount. Please revise your filing to include a distribution table for each property.
Financial Statements, page F-1

5. We note your response to comment 5 that you will include Company-level audit opinions.
         We further note your response states that you will obtain one audit opinion covering the combined financial statements in total and for each series listed in the financial statements. Please clarify whether you anticipate obtaining an audit opinion for the
         Company only or an audit opinion for the Company and each series. In your response, please also clarify whether in preparing these reports, your auditor will assess materiality at the Company level and at the separate series level.
6. We note your response to comment 6 and your revisions to the filing, please address the following with respect to the eight properties acquired in July 2020.

                Please clarify whether or not these properties were managed by Landa Holdings LLC while they were owned by Landa Properties LLC, and if so, please clarify if the terms of the management agreement were the same while owned by Landa Properties LLC and while owned by you.
                Please tell us the leasing, management, and development activities that the management company has performed since the acquisition of these eight properties from the third party sellers.
                Please clarify whether any mortgage debt was assumed by Landa Properties, LLC, in connection with the purchase of the eight properties from third parties, and clarify whether you assumed any mortgage debt when you acquired these properties from Landa Properties, LLC.
                Please tell us what efforts have been made to obtain financial statements or other financial information from the third-party sellers of the eight properties for the periods prior to the acquisition of these properties by Landa Properties, LLC.
                Please tell us what expenses are included in your pro forma statements of operations
 Yishai Cohen
Landa App LLC
October 6, 2020
Page 3
           and what expenses are included in your historical statements of revenues and certain operating expenses of the eight properties, and please tell us if there are any expense items that are excluded from your historical statements of revenues and certain operating expenses that will be comparable to future operations.
             Please clarify if you will record the properties at the same basis that Landa Properties
           LLC recorded them upon acquisition from the third party sellers.
7. We note your disclosure that you intend to acquire an additional 10 properties from Landa
      Properties LLC prior to qualification of this Offering Circular. Please provide additional details about the intended acquisition of these 10 properties, including, but not limited to, if you determined the acquisition of these 10 properties is probable. In your response, please tell us how you considered if this Offering Circular will or will not include series that hold these 10 properties in your assessment of probability.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameYishai Cohen
                                                             Division of
Corporation Finance
Comapany NameLanda App LLC
                                                             Office of Real
Estate & Construction
October 6, 2020 Page 3
cc:       Lillian Brown
FirstName LastName